NEWS RELEASE

Alderon Completes Final Drill Program Before Feasibility Study

May 3, 2012	(TSX: ADV) (NYSE AMEX: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE AMEX: AXX) (“Alderon" or the “Company”) is pleased to announce the successful completion of its final exploration drill program prior to the preparation of a Feasibility Study on its Kamistiatusset (“Kami”) Iron Ore Project in western Labrador. The drilling program of 32 holes, totalling 12,300 metres, which began in mid-January and ended 30 April 2012, has concentrated on infill drilling within the currently defined mineral resource estimate in the North Rose area. The goal of this program is to upgrade the current mineral resource into the Measured and Indicated categories in preparation for the Feasibility Study expected in Q3 2012.

“Having safely and successfully wrapped up this final round of drilling, we want to thank our entire exploration team, of both Alderon staff and contractors, for their hard work and dedication in advancing the Kami Project so rapidly over the past 12 months,” says Tayfun Eldem, President and CEO of Alderon.  “With the exploration phase of the program now behind us, we are focusing our attention on the completion of the Feasibility Study later this year, which will be the next important milestone in Alderon’s development.”

During the preceding 12 months the Alderon team has compiled an impressive list of accomplishments. Highlights include:

•
Completing an initial mineral resource estimate on North Rose, Rose Central and Mills Lake of 490 million tonnes at 30.0% iron in the Indicated category and an additional 598 million tonnes at 30.3% iron in the Inferred category. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

•
Completing a Preliminary Economic Assessment (“PEA”) of the Kami Project which indicates a positive pre-tax NPV of US$3.07 billion (discounted at 8%); pre-tax IRR of 40.2%; payback period of 2.7 years and an annual production of 8 million tonnes at 65.5% iron. The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized.

•
Initiating the Federal and Provincial Environmental Assessment processes and the Government of Canada and the Provincial Government of Newfoundland and Labrador have issued draft environmental impact statement guidelines for public review.

•	Adding former Newfoundland and Labrador Premier Danny Williams to its Board of Directors.

•	Adding several senior former Iron Ore Company of Canada and Consolidated Thompson executives to the management team, most notable appointing Tayfun Eldem as President and CEO.

•	Entering into an agreement for a strategic partnership with Hebei Iron & Steel Group Co., Ltd., China’s largest steel producer, for an aggregate investment of C$194 million.

•	Completing a strategic investment with Liberty Metals & Mining Holdings, LLC of approximately C$40 million.

•	Graduating to the Toronto Stock Exchange under the symbol ADV.

•	Commencing trading on the NYSE AMEX exchange under the symbol AXX.

Other positive developments include the Federal government’s announcement that it is investing up to C$55 million in the construction of a new multi-user deep water dock at the Port of Sept-Îles.

The 2012 drill hole location map and complete assay results are posted on the Alderon website at: http://www.alderonmining.com/projects/kami/

About Alderon

Alderon is a leading Canadian iron ore development company with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Edward Lyons, P. Geo., the Chief Geologist for Alderon and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

Additional information about the Kami Project including details of the assumptions and parameters underlying the mineral resource estimate can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated March 9, 2012. For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
T: 514-281-9434	T: 709-576-5607	T: 709-944-4820	T: 416-309-2138	T: 604-681-8030
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E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 x232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to (i) the estimation of inferred and indicated mineral resources; (ii) success of exploration activities; (iii) the upgrade of the current mineral resource estimate; (iv) the completion of the Feasibility Study; (v) the completion and timing of the environmental assessment process; (vi) the negotiation and conclusion of infrastructure contracts; (vii) the results of the PEA including statements about future production, future operating and capital costs, the projected IRR, NPV, payback period, construction timelines and production timelines for the Kami Property; (viii) the closing of the transaction with Hebei; and (ix) the funding by Hebei of costs of developing the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, receipt of a feasibility study that meets the requisite criteria, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulations.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Cautionary Note Concerning Reserve and Resource Estimates

This news release uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to measured and indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this news release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.